                                                              SUBMITTED PURSUANT
                                                               TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-24261

PROSPECTUS

                                4,275,846 SHARES

                        HEALTHPLAN SERVICES CORPORATION

                                  COMMON STOCK

                             ---------------------

     This Prospectus relates to 4,275,846 shares (the "Shares") of common stock, par value $0.01 per share (the "Company Common Stock"), of HealthPlan Services Corporation (the "Company") held by Noel Group, Inc. ("Noel"). See "Shares Covered by this Prospectus." The Shares are being registered for distribution pro-rata by Noel to its stockholders (the "Noel Distribution"). See "Plan of Distribution." The Company will not receive any of the proceeds from the Noel Distribution.

     The Company has agreed to bear all out-of-pocket expenses incurred in connection with registration of the Shares, which expenses are expected to be approximately $51,460. In addition, Noel has agreed to indemnify the Company, and the Company has agreed to indemnify Noel, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company Common Stock is listed on the New York Stock Exchange and is quoted under the symbol "HPS." On April 16, 1997, the last reported sale price for the Company Common Stock as reported on the New York Stock Exchange Composite Tape was $16.625 per share.

                             ---------------------

SEE "RISK FACTORS" BEGINNING AT PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT
  SHOULD BE CONSIDERED BY THE NOEL STOCKHOLDERS OR OTHER POTENTIAL INVESTORS.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                 The date of this Prospectus is April 17, 1997

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of the Company, relating to, among other matters, analyses, and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "The Company," "Risk Factors," and other sections of this Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference"). Such statements involve risks and uncertainties which may cause actual future activities and results of operations to be materially different from those suggested in this Prospectus, including, among others, the risks and uncertainties present in the Company's business and the competitive health care marketplace where clients and vendors commonly experience mergers or acquisitions, volume fluctuations, participant enrollment fluctuations, fixed price contracts, contract disputes, contract modifications, contract renewals and nonrenewals, various business reasons for delaying contract closings, and the operational challenges of matching case volume with optimum staffing, having fully trained staff, having computer and telephonic supported operations, and managing turnover of key employees and outsourced services to performance standards, as well as other factors described elsewhere in this Prospectus. See "Risk Factors."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or through the World Wide Web (http://www.sec.gov). The Company's Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning the Company are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended, in respect of the Common Stock offered hereby. For purposes of this Prospectus, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Company Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained herein concerning the contents of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed with the Commission as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 1-13772) are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (b) the description of the Company Common Stock contained in the Company's Registration Statement on Form 8-A, dated May 12, 1995, as amended; (c) all other reports and other documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1996; and (d) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Prospectus and prior to the termination of the Shares offered hereby.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or verbal request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this Prospectus incorporates by reference). Requests should be directed to James K. Murray III, Chief Financial Officer, HealthPlan Services Corporation, 3501 Frontage Road, Tampa, Florida 33607, telephone number (813) 289-1000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus.

                        HEALTHPLAN SERVICES CORPORATION

     HealthPlan Services Corporation (the "Company") is a provider of marketing, administrative, and risk management services and solutions for health and other benefit programs.

     The Company's principal executive offices are located at 3501 Frontage Road, Tampa, Florida 33607 and its telephone number is (813) 289-1000.

                             THE NOEL DISTRIBUTION

Distributing Company.......  Noel Group, Inc., a Delaware corporation ("Noel").

Shares Distributed and
  Distribution Ratio.......  3,754,675 shares of Company Common Stock at the rate of 0.1838631 shares of Company Common Stock for each share of Noel Common Stock issued and outstanding on the Record Date (i.e., one share of Company Common Stock in respect of approximately 6 shares of Noel Common Stock). In addition, in connection with the Noel Distribution, Noel intends to withhold up to 521,171 shares of the Company Common Stock being registered hereby for possible transfer to Noel's warrant and/or option holders upon exercise of their respective warrants and options. See "Plan of Distribution." The 4,275,846 shares of Company Common Stock which are being distributed in the Noel Distribution constitute approximately 29% of the issued and outstanding shares of Company Common Stock. Following the Noel Distribution, Noel will hold no shares of Company Common Stock.

Record Date................  April 18, 1997

Distribution Date..........  April 25, 1997

Ex-Dividend Date...........  April 28, 1997

Distribution Agent.........  ChaseMellon Shareholder Services, Inc., 450 West
                             33rd Street, New York, New York 10001.

Transfer Agent and
Registrars.................  With respect to Noel, ChaseMellon Shareholder
                             Services, Inc., 450 West 33rd Street, New York, New York 10001.

                             With respect to Company, First Union Corporation, Corporate Trust, 230 South Tryon Street, Charlotte, North Carolina 28288.

Manner of Distribution.....  Certificates representing 3,754,675 of the shares of Company Common Stock being distributed as part of the Noel Distribution are being mailed by the Company's Transfer Agent on April 25, 1997, to holders of Noel Common Stock of record at the close of business on the Record Date. Checks for cash payable in lieu of fractional shares will be mailed separately by the Distribution Agent. See "Plan of Distribution."

Fractional Share
Interests..................  Fractional share interests will be sold by the
                             Distribution Agent and the cash proceeds distributed to those Noel shareholders entitled to a fractional interest. See "Plan of Distribution."

Transferability of
Shares.....................  The shares of Company Common Stock distributed by
                             Noel to its shareholders pursuant to the Noel Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company. See "Plan of Distribution."

Trading and Listing........  The Company Common Stock is traded on the New York
                             Stock Exchange under the symbol "HPS".

                                  RISK FACTORS

     Investors should carefully consider the following information in addition to the other information contained in this Prospectus in evaluating an investment in the shares of Company Common Stock offered hereby.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

RISKS RELATED TO NEW BUSINESS STRATEGY

     From 1990 to 1995, the Company's annual revenues declined from approximately $129 million to approximately $100 million. Effective September 30, 1994, the Company, formerly known as Plan Services, Inc., a division of The Dun & Bradstreet Corporation ("D & B"), was acquired from D & B by the Noel Group, Inc. ("Noel"), James K. Murray, Jr., the Company's current President and Chief Executive Officer, and certain other investors. A new management team was recruited to implement a new business strategy aimed at growing revenue through strengthening its relationships with managed care companies, adding new payors as customers (such as preferred provider organizations ("PPOs"), health maintenance organizations ("HMOs"), and integrated delivery systems), and consolidating the fragmented third party administrator industry.

     The Company believes that the decline in revenue during the 1990-1995 period is attributable primarily to a slow transition by its major customers from offering traditional "fee for service" health care plans to managed care products. The cost of traditional health insurance increased significantly during this period, and the Company did not expand distribution by developing relationships with HMOs or PPOs. As a result, many of the Company's small business customers elected to seek alternative coverage or became self-insured.

     In order to combat this trend, the Company's management is committed to expand distribution and develop client relationships with established HMOs. The Company will seek to build economies of scale by continuing to pursue vigorously these relationships, as well as by executing an acquisition strategy aimed at consolidating the third party administrator industry. In addition, the Company expects to pursue administrative services contracts with large employers to administer their self-insured health care plans, and it may also invest in the development of information based products for its payors and their customers.

     Starting in 1994, the Company has also pursued contracts with state sponsored health care purchasing alliances, initially in Florida, and in 1995-1996, with additional contracts in North Carolina, Kentucky, and Washington. The Company has incurred substantial expenses in connection with the start up of these contracts, and, to date, the alliance business has been unprofitable. The primary material risks associated with alliance contracts are
(i) private enterprises will not accept the use of a government-sponsored program and will therefore fail to provide an adequate number of enrollees to support a revenue base (over which fixed costs may be spread); (ii) the number of enrollees per group will be so low that margins are insufficient to cover the fixed costs of set up for the group; (iii) the level of marketing, enrollment, and customer service required will be materially higher than expected, therefore increasing the variable costs required under the contract; and (iv) the independent agents on whom the Company relies to distribute the product are not enthusiastic about the alliance program and, as a result, program enrollment fails to meet expectations. During the quarter ended December 31, 1994, the Company recorded a pre-tax charge of approximately $3.6 million related to state sponsored and private health care purchasing alliances. The Company has also announced that an additional charge in the amount of $2.6 million was taken in the third quarter of 1996. There can be no assurance that the Company will be able to recoup its investment in developing these relationships or that these operations will ultimately be profitable.

     The implementation of this overall strategy involves substantial risks, and there can be no assurance that this strategy will be effectively implemented. In addition, it is likely that the Company will experience a flattening or decrease in net margins as it pursues this aggressive expansion strategy.

RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

     The Company's strategy has included the acquisition of other managed care services companies, as well as the acquisition of blocks of health care administrative services business. Growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired business. In addition, the value of such an acquired business or block of business could be impaired if the Company is not successful in integrating the business or block of business into its existing operations. These risks are increased when the Company elects to make such acquisitions on a leveraged basis. In 1995, the Company acquired, in two separate transactions, two administrative services businesses for a total consideration of $17.6 million ($5.0 million of which is being held in escrow). On July 1, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Consolidated Group, Inc., Consolidated Group Claims, Inc., Consolidated Health Coalition, Inc., and Group Benefit Administrators Insurance Agency, Inc. (collectively, the "Consolidated Group") for a purchase price of $61.6 million. Consolidated Group, like the Company, provides distribution and administrative services to payors interested in accessing the small group market. On July 1, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Harrington Services Corporation ("Harrington") for a purchase price consisting of (i) approximately $32.5 million in cash, and (ii) 1,400,110 shares of the Company's Common Stock. Harrington's principal business is the administration of medical benefits for self-funded health care plans of primarily large employer groups. The combined 1995 revenues of Harrington and the Consolidated Group exceeded the Company's 1995 revenues.

     There can be no assurance that the Company will successfully and profitably integrate the businesses of Harrington and Consolidated Group into its existing operations. In addition, certain costs will be incurred to successfully integrate these acquired companies.

     The Company may compete for acquisition and expansion opportunities with companies which have significantly greater resources than the Company. There can be no assurance that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company, that such acquisitions can be consummated, or that acquired businesses or blocks of business can be integrated successfully and profitably into the Company's operations.

SIGNIFICANT BORROWINGS

     In connection with its growth strategy, the Company has incurred significant indebtedness with relatively short-term repayment schedules under its primary credit facility (the "Line of Credit"). On September 13, 1996, the Company announced an expansion of its credit facility from $85 million to $175 million. First Union National Bank of North Carolina is the "agency bank," and the participating banks are Barnett Bank, N.A., Fleet Bank N.A., The Fifth Third Bank of Columbus, NationsBank, N.A., SouthTrust Bank of Alabama and SunTrust Bank, Tampa Bay. At December 31, 1996, the Company's total indebtedness under the Line of Credit was approximately $55 million, of which approximately 13.3% will be due on November 30, 1998. An additional 13.3% will be due on April 30, 1999. On both November 30, 1999 and April 30, 2000, an additional 16.7% will be due. Finally, on both November 30, 2000 and April 30, 2001, an additional 20% will be due. The Company's borrowing under the Line of Credit will result in interest expense that will range from LIBOR plus 125 to 175 basis points or New York prime plus 25 to 75 basis points. For 1996 and 1997, interest expense will approximate $2.5 million and $9.0 million, respectively, based on currently prevailing interest rates and assuming the outstanding indebtedness is paid in accordance with the existing payment schedule without any prepayment or additional borrowings. Such interest payments must be made regardless of the Company's operating results. The Line of Credit is guaranteed by the Company's subsidiaries and secured by the stock of such subsidiaries.

     On September 13, 1996, the Company entered into an interest rate swap agreement with NationsBank, N.A. ("NationsBank"). According to the terms of the agreement, the Company is obligated to pay NationsBank on the 17th of each month, commencing October 17, 1996 and ending September 17, 2001, monthly interest at a fixed per annum rate of 6.61% on the principal amount of the swap, which is $25 million. In exchange, NationsBank will reimburse the Company based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

     On October 21, 1996, the Company entered into an interest rate swap agreement with First Union National Bank of North Carolina ("First Union"). According to the terms of the agreement, the Company is obligated to pay First Union on the 22nd of each month, commencing November 22, 1996 and ending October 22, 1999, monthly interest at a fixed per annum rate of 6.10% on the principal amount of the swap, which is $15 million. In exchange, First Union will reimburse the Company based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

RISKS RELATED TO GOODWILL

     In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FASB 121"), which became effective for fiscal years beginning after December 15, 1995. In addition to the adoption of FASB 121 on January 1, 1996, the Company will continue to evaluate, where appropriate and on a regular basis, whether events and circumstances have occurred that indicate the carrying amount of goodwill warrants revision or is not recoverable, based on estimated future undiscounted cash flows from operations, in accordance with Accounting Principles Board Opinion 17, "Intangible Assets".

     FASB 121 established standards for determining when impairment losses on long-lived assets, including goodwill, have occurred and how impairment losses should be measured. The Company is required to review long-lived assets and certain intangibles, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing such a review for recoverability, the Company is required to compare the expected future cash flows to the carrying values of the long-lived assets and identifiable intangibles at the lowest level of identifiable cash flows. If the sum of the expected future undiscounted cash flows is less than the carrying amount of such assets and intangibles, the assets are impaired, and the assets must be written down to their estimated fair value. The Company estimates the discounted future value of anticipated future cash flows as a measure of the fair value, using a discount rate of 16%, which approximates management's estimate of the Company's estimated weighted average cost of capital.

     After performing a review for impairment of goodwill related to each of the Company's acquired businesses and applying the principles of measurement contained in FASB 121, the Company recorded a pre-tax charge against earnings of $13.7 million in the third quarter of 1996, representing approximately 7.6% of the Company's pre-charge goodwill. The pre-tax charge is attributable to impairment of goodwill recorded on the following acquisitions: Diversified Group Brokerage Corporation (acquired in October 1995), $6.6 million and Third Party Claims Management, Inc. (acquired in August 1995), $7.1 million.

     The assets of DGB were acquired by the Company's wholly-owned subsidiary, HPS, on October 12, 1995. DGB, located in Marlborough, Connecticut, is a third party administrator providing managed health care administrative services to self-funded employers, typically having between 250 and 2,000 employees in the New England market. At the time of this acquisition, the Company projected a 10% to 15% growth rate in net cash flows and paid a purchase price which resulted in $9.8 million excess of purchase price over the fair value of the assets acquired. Since this acquisition, the DGB business has not achieved, and is not expected to achieve, the revenue and net cash flow projections prepared at the time of the acquisition due to, among other things, higher than originally expected attrition rates resulting in ongoing decreases in net revenues (due in part to increased pricing resulting from a reinsurance carrier's departure from DGB's market), and an inadequate distribution system, as evidenced by an underperforming sales force and greater than anticipated operating costs. The Company's efforts to correct these deficiencies have not enabled it to meet its original projections. The Company has determined that its revised projected cash flows will not fully provide for the recovery of the goodwill balance of $8.8 million. Accordingly, the Company has written off $6.6 million of goodwill associated with the DGB acquisition. Any further significant declines in the Company's projected net cash flows may result in additional write-downs of remaining goodwill.

     TPCM was acquired by the Company's wholly-owned subsidiary, HPS, on August 31, 1995. TPCM is a third party administrator providing managed health care administrative services to hospitals and other health care institutions which offer self-funded health care benefits. At the time of this acquisition, the Company projected a 10% to 15% growth rate in net cash flows and paid a purchase price which resulted in $8.1 million excess of purchase price over fair market value of assets acquired. Since this acquisition, TPCM has not achieved, and does not expect to achieve, the revenue and net cash flow projections prepared at the time of the acquisition due to, among other things, higher than originally expected attrition rates, significantly higher than expected claims experience (claims filed per enrollee), and greater than anticipated operating costs due to the inability to obtain economies of scale through integration. The Company's efforts to correct these deficiencies have not enabled it to meet its original projections. Lives covered at TPCM decreased by 32,000 during 1996. The Company has determined that its revised projected cash flows will not fully provide for the recovery of the goodwill balance of $7.5 million. Accordingly, the Company has written off $7.1 million of goodwill associated with the TPCM acquisition. Any further significant declines in the Company's projected net cash flows may result in additional write-downs of remaining goodwill.

     To understand how the Company books acquisitions in purchase transactions, an understanding of the unique nature of the business is essential. Because administrators can operate with a minimal amount of capital, acquired companies typically have modest tangible asset bases. As evidenced by the Company's recent experiences at Harrington and CGI, other than the underlying business, there are no intangible long-lived assets such as work force, customer base, or supplier relationships to which the Company could assign significant value, as these are relationships that routinely turn over and are replaced in the ordinary course of business. Often no single customer is a significant part of the business, and customers typically have annual contracts which may or may not be renewed. Renewal rates can vary significantly on an annual basis. Accordingly, values cannot be assigned to individual customers or contracts. Thus goodwill is often a significant portion of the purchase price.

     The Company anticipates reductions in revenue at TPCM and DGB of approximately 30% and 17%, respectively, in 1997. TPCM and DGB represented approximately 5% of the Company's consolidated revenue in the fourth quarter of 1996. The Company continually evaluates these operations for opportunities to reverse these revenue losses and adjust operating costs in response to changing conditions and does not believe these operations will create any further materially adverse impact on future results of operations.

     There can be no assurance that the Company will successfully and profitably integrate the businesses of Harrington and Consolidated Group into its existing operations. In addition, certain costs will be incurred to successfully integrate these acquired companies. Although Harrington and Consolidated Group are significantly larger companies with a broader customer base over which to spread risk, more infrastructure, and longer histories of servicing customers, and management remains optimistic about the future, there can be no assurance that adverse renewals will not occur in the future. The Company will continue to evaluate on a regular basis whether events and circumstances have occurred that indicate that the carrying amount of goodwill may not be recoverable. Although the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on the Company's financial results.

RELIANCE ON PAYORS

     Typically, the Company's insurance and managed care payors sign contracts with the Company that are cancelable by either party without penalty upon advance written notice of between 90 days and one year and are also cancelable upon a significant change of ownership of the Company. The New England, Celtic Life Insurance Company, and Ameritas Life Insurance Corporation businesses accounted for approximately 31.0%, 23.0%, and 10.7%, respectively, of the Company's consolidated revenue in 1995 and approximately 16.2%, 12.5%, and 6.5%, respectively, of the Company's consolidated revenue for the year ended December 31, 1996. Although this decline is due primarily to the Company's expansion through acquisition, which has diluted its concentration of revenues from these sources, it should be noted that the Company continues to experience higher lapses than originations in the business written with these payors, and it is not certain when, if ever, this trend will be reversed. In the third quarter of 1996, Metropolitan Life Insurance Company completed a merger with The New England. The Company is unable to predict what effect, if any, such merger will ultimately have on the Company's relationship with The New England.

     Historically, the majority of Consolidated Group's business was written with The Travelers Insurance Company, which recently combined with the health insurance business of Metropolitan Life Insurance Company to form MetraHealth. Subsequently, MetraHealth was acquired by United HealthCare, one of the nation's leading HMO companies. Between July 1, 1996 and December 31, 1996, this business represented approximately 75% of Consolidated Group's revenue, or approximately 13% of the Company's consolidated revenue. The Company is dependent on United HealthCare's commitment to the small group market and on the Company's ultimate success in converting the MetraHealth business to United HealthCare's new products. Should the Company have to move this business to another payor it could experience higher than normal lapse rates and lower than normal margins.

     The abandonment of the small group market by either The New England, Celtic Life Insurance Company, or Ameritas Life Insurance Corporation, indemnity payors' ability to manage medical losses, and the degree to which the Company is successful in the MetraHealth conversion, could have a material adverse effect on the Company. With respect to the business serviced by the Company, a decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses also could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a large degree upon the efforts of its executive officers, the loss of whose services could have a material adverse effect on its business and prospects. The Company does not generally enter into employment agreements with its executive officers, and such executive officers are generally not bound by any noncompetition agreement following termination of their employment.

UNCERTAINTIES RELATING TO HEALTH CARE REFORM INITIATIVES

     Since 1993, many competing proposals have been introduced in Congress and various state legislatures have called for general health care insurance market reforms to increase the access and availability of group health insurance and to require that all businesses offer health insurance coverage to their employees. For example, the Health Insurance Portability and Accountability Act of 1996 was signed into law in August 1996. This law, among other things, provides for insurance portability for individuals who lose or change jobs, limits exclusions for pre-existing conditions, and establishes a pilot program for medical savings accounts. It is uncertain what additional health care reform legislation, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. Although recent proposals on health care reform have focused primarily on Medicare and Medicaid reform, it is not possible to predict if proposals calling for broad insurance market reform will be reintroduced in Congress or in any state legislature in the future, or if and when any such proposal may be enacted. Additionally, the adoption of a publicly-financed, single payor, national or state health plan not requiring the marketing, distribution and administrative services currently delivered by the Company would have a material adverse effect on the Company's business. It is possible that health care reform at the federal or state level, whether implemented through legislation or through action by federal or state administrative agencies, would require the Company to make significant changes to the way it conducts its business. Although it is not possible at this time to predict accurately the nature or effects of health care reform or whether it will be adopted and implemented, if at all, no assurances can be given that health care reform will not materially and adversely affect the Company's business.

GOVERNMENT REGULATION

     The Company is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia and Puerto Rico. Many states in which the Company provides claims administration services require the Company or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as the Company, which provide utilization review services. The Company's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than stockholders, and differ in content, interpretation and enforcement practices from state to state. Moreover, with respect to many issues affecting the Company, there is a lack of guiding judicial and administrative precedent. Certain of these laws could be construed by state regulators to prohibit or restrict practices which have been significant factors in the Company's operating procedure for many years. The Company could risk major erosion and even "rebate" exposure in these states if state regulators were to deem the Company's practices to be impermissible.

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. Each employer is a fiduciary of the plan it sponsors, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These obligations include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. Violations of ERISA by fiduciaries can result in the rescission of any affected agreement, the imposition of substantial civil penalties on fiduciaries and parties in interest and the imposition of excise taxes under the Internal Revenue Code on parties in interest.

     Currently, the Company's Consolidated Group subsidiary is undergoing a Department of Labor (the "DOL") audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing and there can be no assurance that the DOL will not take positions which could require changes to the way this subsidiary operates or result in the assertion or the imposition of administrative fines and penalties.

     The application of ERISA to the operations of the Company and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although the Company strives to minimize the applicability of ERISA to its business and to ensure that the Company's practices are not inconsistent with ERISA, there can be no assurance that courts or the DOL will not take positions contrary to the current or future practices of the Company. Any such contrary positions could require changes to the Company's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect the Company and its industry.

COMPETITION

     The Company faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, managed care organizations, third party administrators, utilization review companies, risk management companies, and health care informatics companies. The Company competes principally on the basis of the price and quality of its services. Many large insurers have actively sought the claims administration business of self-funded programs and have begun to offer utilization review and other managed health care services similar to the services offered by the Company. Many of the Company's competitors and potential competitors are considerably larger and have significantly greater resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

AUTHORIZATION OF PREFERRED STOCK; EFFECT OF DELAWARE GENERAL CORPORATION LAW

     The Company's Certificate of Incorporation authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company Common Stock. The ability of the Company to issue preferred stock and the application of Section 203 of the Delaware General Corporation Law could have the effect of discouraging, delaying or preventing a change in control of the Company. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series not owned by the interested stockholder.

RISK OF CONTRACTING WITH GOVERNMENT AGENCIES

     An increasing number of states, including some of the principal states in which the Company does business, are providing for the statutory creation of health care purchasing alliances. As part of its business strategy, the Company is aggressively seeking to provide administrative and related services to these state-sponsored health care purchasing alliances. The competitive bidding processes in which the Company typically is required to participate in order to obtain this business may limit the profitability of this business and lengthen the amount of time required to recover start-up expenses. There can be no assurance that the health care purchasing alliance contracts obtained by the Company will ultimately be profitable for the Company. Additionally, changes in governmental policy could make the alliances substantially less attractive to small businesses and could materially and adversely affect the Company's health care purchasing alliance revenues. Also, the health care purchasing alliance contracts currently held by the Company contain broad cancellation provisions which enable the health care purchasing alliance to cancel the administration contracts on relatively short notice without penalty.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Company Common Stock in the public market under Securities Act Rule 144 ("Rule 144") or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Company Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities. As of March 10, 1997, the Company had approximately 14,991,126 shares of Company Common Stock outstanding. Of those, approximately 4,030,000 shares were freely tradable in the public market and approximately 9,370,000 shares of the Company Common Stock became eligible for sale in the public market, pursuant to Rule 144, in the fourth quarter of 1996. In addition, certain stockholders owning approximately 6,655,578 shares have the right to have their shares of the Company Common Stock included in future registered public offerings of Company Common Stock.

     On May 21, 1996, the Board of Directors of Noel adopted a Plan of Complete Liquidation and Dissolution of Noel (the "Plan") which was approved by the Noel shareholders at a Special Meeting of Shareholders of Noel held on March 19, 1997. Pursuant to the Plan, Noel will be liquidated (i) by the sale of such of its assets as are not to be distributed in-kind to its shareholders, and (ii) after paying or providing for all its claims, obligations and expenses, by cash and in-kind distributions to its shareholders pro rata and, if required by the Plan or deemed necessary by Noel's Board of Directors, by distributions of its assets from time to time to one or more liquidating trusts established for the benefit of the then shareholders, or by a final distribution of its then remaining assets to a liquidating trust established for the benefit of the then shareholders. Noel currently holds 4,275,846 shares of the Company Common Stock and has stated that it currently intends to distribute most of its shares of the Company Common Stock to its shareholders. On February 7, 1997, Noel sold 1,320,000 shares of Company Common Stock to ADP and in the agreement relating to such sale to ADP, Noel has agreed that, other than pursuant to a distribution to Noel's shareholders, it will not transfer any of its shares of Company Common Stock prior to September 30, 1997.

LEGAL PROCEEDINGS

     In 1995, Self Funded Strategies, L.L.C. ("SFS"), a former provider of marketing services for the Company, filed a complaint against the Company claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute agreed to binding arbitration and the arbitration proceedings occurred during the week of October 29, 1996. The arbitration panel's decision, rendered in December 1996, is not expected to materially alter the amount or timing of future payments that the Company is contractually obligated to make to SFS under the marketing agreement, and thus is not expected to materially affect the cash flows of the Company's business.

     In connection with the acquisition of Harrington, the Company agreed to use its best efforts to cause a registration statement sufficient to permit the public offering and sale of the shares of the Company's Common Stock issued to the Harrington stockholders in the acquisition, through the facilities of all appropriate securities exchanges and the over-the-counter market, provided that in all events, such registration statement shall have become effective on or before October 31, 1996. On October 30, 1996, the Company received a letter from Harrington's shareholders' representative notifying the Company that it was in apparent violation of such agreement and reserving all rights under such agreement. Due to the inability of both parties to finalize the closing balance sheet for the transaction, and due to the disclosure requirements for the then pending Health Risk Management, Inc. merger, the Company was not able to have such registration statement declared effective by October 31, 1996. While the Company believes it has meritorious defenses against any possible claim, as of the date hereof, it is not possible for the Company to evaluate what, if any, damages might result from such notice.

     The Company is involved in various claims arising in the normal course of business. In the opinion of the Company's management, although the outcomes of these claims arising in the normal course of business are uncertain, in the aggregate they are not likely to have a material adverse effect on the Company's business, financial condition and results of operations.

                                  THE COMPANY

     HealthPlan Services Corporation was incorporated in August 1994 as a Delaware corporation. Unless the context otherwise requires, as used in this Prospectus the "Company" refers to HealthPlan Services Corporation and its direct and indirect wholly owned subsidiaries for periods subsequent to September 30, 1994, and to its predecessor for prior periods. The Company's principal executive offices are located at 3501 Frontage Road, Tampa, Florida 33607. The Company's telephone number is (813) 289-1000.

     The Company's initial principal operating subsidiary, HealthPlan Services, Inc., was founded in 1970 by James K. Murray, Jr., the Company's current President and Chief Executive Officer, Charles H. Guy, Jr., and Trevor G. Smith (the "Founders"), each of whom currently serves as a director of the Company. D&B purchased the business in 1978 and operated it as a division. Mr. Murray continued to play an active role in the business until 1987, when he left to assume roles of increasing responsibility within D&B, which included serving as president of two of its largest operating divisions. On September 30, 1994, the Founders, Noel Group, Inc., a publicly-traded company based in New York, and three funds in which Trinity Ventures, Ltd., a privately-held venture capital company, is the general partner (the "Initial Investors"), purchased the business (the "Acquisition"), which was then called Plan Services, Inc., from D&B Plan Services Corporation, a Delaware corporation.

     The Company, including its newly acquired operating units, Consolidated Group, Inc. ("Consolidated Group") and Harrington Services Corporation ("Harrington"), is a leading provider of marketing, administrative, and risk management services and solutions for benefit programs. The Company provides these services for over 125,000 small businesses and large, self-funded organizations, covering more than three million members in the United States. The Company's clients include managed care organizations, insurance companies, integrated health care delivery systems, self-funded benefit plans, and health care purchasing alliances. The Company and its operating units function solely as service providers generating fee-based income and do not assume any underwriting risk.

                       SHARES COVERED BY THIS PROSPECTUS

     The following table sets forth certain information regarding the beneficial ownership of the Company Common Stock as of March 24, 1997, and as adjusted to reflect the Noel Distribution. For more information relating to the relationship between Noel and the Company during the past three years, reference is hereby made to the "Business" section of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated herein by reference.

                                               SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                   OWNED PRIOR                         OWNED AFTER
                                                 TO OFFERING(1)        SHARES        OFFERING(1)(2)
                                               -------------------      BEING      -------------------
                                                NUMBER     PERCENT     OFFERED      NUMBER    PERCENT
                                               ---------   -------    ---------    --------   --------
Noel Group, Inc..............................  4,275,846      29%     4,275,846           0        0%

---------------

(1) The percentages shown include the shares of Company Common Stock actually owned as of March 24, 1997. Noel does not possess the right to acquire any additional shares of Company Common Stock within 60 days of such date.
(2) Assumes the distribution of all of the Shares offered hereby.

     The Company has agreed to indemnify Noel and Noel has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with the distribution of the Shares offered by this Prospectus.

     The Company will pay the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement.

                                USE OF PROCEEDS

     No cash or other proceeds will be received by the Company as a result of the Noel Distribution.

                              PLAN OF DISTRIBUTION

     The Noel Distribution is being made pursuant to Noel's Plan of Complete Liquidation and Dissolution which was approved by the stockholders of Noel on March 19, 1997. 3,754,675 shares of Company Common Stock will be distributed on April 25, 1997, (the "Distribution Date") to stockholders of record of Noel at the close of business on April 18, 1997 (the "Record Date"). Based on the shares of Noel Common Stock outstanding as of the Record Date, 3,754,675 shares of Company Common Stock will be distributed on the basis of 0.1838631 shares of Company Common Stock for every one share of Noel Common Stock held on the Record Date. Prior to the Distribution Date, Noel will deliver certificates representing 3,754,675 shares of Company Common Stock to the Distribution Agent for distribution. The Distribution Agent will mail, on or about the Distribution Date to Noel stockholders of record on the Record Date, certificates representing the shares of Company Common Stock. Noel stockholders will not be required to pay for shares of Company Common Stock received in the Noel Distribution, or to surrender or exchange shares of Noel Common Stock in order to receive shares of Company Common Stock. All such shares of Company Common Stock will be fully-paid and non-assessable.

     As of April 15, 1997 there were outstanding options to purchase an aggregate of 1,714,551 shares of Noel Common Stock (excluding "out-of-the-money" options)and warrants to purchase an aggregate of 1,120,000 shares of Noel Common Stock.

     As more fully described in Noel's Proxy Statement for the Special Meeting of Noel's Shareholders held on March 19, 1997, at which meeting the Plan was approved by Noel's shareholders, the terms of the warrants require the Noel Board of Directors to take action to protect the warrant holders against any dilution or impairment which may result from any sale or distribution of Noel's assets. In addition, the terms of the warrants and the options both provide that in the event that Noel shall effect a distribution, other than a normal and customary cash distribution, upon shares of Noel Common Stock, the Board of Directors of Noel may, in order to prevent significant diminution in the value of such options and warrants, take such measures as it deems fair and equitable. Accordingly, in order to prevent significant diminution in the value of the options and warrants that may result from distributions of Noel's assets pursuant to the Plan, including, the distribution of shares of Company Common Stock, it is anticipated that the Compensation Committee of the Board of Directors of Noel may, at its discretion, adjust the warrants and/or options by, among other things, providing that upon each distribution of assets in kind to Noel shareholders pursuant to the Plan, including the distribution of shares of Company Common Stock, a number of shares of each distributed security equal to the aggregate number of outstanding options and/or warrants times the number of shares of such distributed entity receivable by the shareholders in respect of each outstanding share of Noel Common Stock would be withheld such that, in addition to the shares of Noel Common Stock otherwise issuable on exercise of the warrants and/or options, the warrant holders and/or option holders will be entitled to receive the withheld securities (or the proceeds of their sale if the withheld securities shall have been sold at the discretion of the Compensation Committee). Accordingly, in connection with the Noel Distribution, Noel intends to withhold up to 521,171 shares of the Company Common Stock being registered hereby for possible transfer to the warrant and/or option holders upon exercise of their respective warrants and options. In the event and to the extent that such shares are withheld and the warrants and/or options for which they are withheld are not exercised prior to a date specified by the Compensation Committee, or are otherwise not required to be transferred to the warrant holders and option holders upon exercise of their respective warrants and options, such withheld shares will either be (i) distributed pro rata to Noel's shareholders, or (ii) sold by Noel. Any such sale may be in one or more transactions on the New York Stock Exchange, in the over-the-counter market, in private sales or negotiated transactions, at prices and at terms then prevailing or at prices related to the then current market price, or as otherwise agreed in negotiated transactions.

     In connection with the Noel Distribution, Noel may effect sales by selling shares of Company Common Stock to or through broker-dealers, and such broker-dealers will receive compensation in the form of discounts or commissions from Noel and may receive commissions from the purchaser of shares for whom they may act as agent. A broker or dealer selling shares of Company Common Stock for Noel or purchasing such shares from Noel for purposes of resale may be deemed to be an underwriter under the Securities Act, and any compensation received by any such broker or dealer may be deemed underwriting compensation. Neither the Company nor Noel can presently estimate the amount of such compensation which is to be paid by Noel; however, the Company has been advised that such discounts or commissions from Noel will not exceed those customary in the types of transaction involved. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     No certificates or scrip representing fractional shares of Company Common Stock will be issued to Noel shareholders as part of the Noel Distribution. In lieu of receiving fractional shares of Company Common Stock, each holder of Noel Common Stock who would otherwise be entitled to receive a fractional share will receive cash for such fractional interests. The Distribution Agent will, as soon as practicable after the Distribution Date, aggregate and sell all such fractional interests on the New York Stock Exchange at then prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to Noel shareholders otherwise entitled to such fractional interests.

     The National Association of Securities Dealers, Inc. (the "NASD") has set April 28, 1997, as the Noel Distribution's "Ex-Dividend Date" for shares of Noel Common Stock. Hence, persons who sold shares of Noel Common Stock subsequent to the Record Date but prior to the Ex-Dividend Date will be deemed to have sold the Company Common Stock distributable in respect of the shares of Noel Common Stock sold and will be required to deliver such stock, plus any cash paid in lieu of the issuance of fractional shares, to the purchaser of such shares of Noel Common Stock. Conversely, purchasers of Noel Common Stock subsequent to the Record Date but prior to the Ex-Dividend Date will be entitled to delivery to them of the shares of Company Common Stock, plus any cash in lieu of fractional shares, distributed with respect to the shares of Noel Common Stock so purchased.

     Following the Noel Distribution, Noel will hold no shares of Company Common Stock.

     All shares of Company Common Stock received by Noel shareholders in the Noel Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended, and the rules promulgated thereunder (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Noel Distribution generally include individuals or entities that control, are controlled by, or are under common control with, the Company, and may include certain officers and directors of the Company as well as principal stockholders of the Company, if any. Persons who are affiliates of the Company will be permitted to sell their shares of Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(2) of the Securities Act or by Rule 144 under such Act.

     IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF COMPANY COMMON STOCK IN THE NOEL DISTRIBUTION, NOEL STOCKHOLDERS MUST BE STOCKHOLDERS AT THE CLOSE OF BUSINESS ON THE RECORD DATE, APRIL 18, 1997.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996, 1995 and 1994, and for the years ended December 31, 1996 and 1995, and for the period from inception (October 1, 1994 through December 31, 1994), incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Company as of September 30, 1994, and for the nine-month period ended September 30, 1994 incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Consolidated Group, Inc. and Affiliates, as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, and the financial statements of Consolidated Health Coalition, Inc., as of December 31, 1995 and 1994 (year of inception) and for each of the two years ended December 31, 1995, incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Bonanno, Savino & Davies, P.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Harrington Services Corporation as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Richard A. Eisner & Co., LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., of Tampa, Florida.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Section 145 of the General Corporation Law of Delaware grants each corporation organized thereunder the power to indemnify its officers, directors, employees and agents on certain conditions against liabilities arising out of any action or proceeding to which any of them is a party by reason of being such officer, director, employee or agent. The Company's Certificate of Incorporation, as amended, also provides for the indemnification, to the fullest extent permitted by the General Corporation Law of Delaware, of such persons. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

===========================================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

       ---------------------

         TABLE OF CONTENTS

                                        PAGE
                                        ----
Forward-Looking Statements............     2

Available Information.................     2

Incorporation of Certain Documents by
  Reference...........................     2

Prospectus Summary....................     4

Risk Factors..........................     5

The Company...........................    12

Shares Covered by this Prospectus.....    13

Use of Proceeds.......................    13

Plan of Distribution..................    13

Experts...............................    15

Legal Matters.........................    15

Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities.........................    16

            ------------------

======================================================


                                4,275,846 SHARES

                              HEALTHPLAN SERVICES
                                  CORPORATION

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                                 APRIL 17, 1997

======================================================